September 24, 2014

Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549

Re:	Heartland Financial USA, Inc.
Registration Statement on Form S-4
File No. 333-206548
Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Heartland Financial USA, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Standard Time, on September 25, 2015, or as soon thereafter as practicable.
We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed issuance of the shares specified in the above-referenced Registration Statement, including our responsibility for the accuracy and adequacy of the disclosures made in the Registration Statement and the documents incorporated by reference therein. We also confirm in accordance with your request that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it shall not preclude the Commission from taking action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, shall not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEARTLAND FINANCIAL USA, INC..

By:	/s/ David L. Horstmann
David L. Horstmann, Executive Vice President-- Finance